

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Qian Wang
Chief Executive Officer
YSMD, LLC
745 5th Ave, Suite 500
New York, NY 10151

>   **Re: YSMD, LLC**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment No. 3**
>   **Filed March 13, 2023**
>   **File No. 024-12008**

Dear Qian Wang:

We have limited our review of your amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 3 filed March 13, 2023

Cover Page

1.   We refer to your disclosure that this offering will terminate at the earlier of (i) the date at which the maximum offering amount of all Series Interests has been sold, (ii) the date at which the offering is earlier terminated by you, or (iii) the date that is three years from this offering being qualified. To the extent correct, please revise to state that you reasonably expect the securities being offered to be sold within two years from the initial qualification date, or advise. Refer to Rule 251(d)(3)(F) for reference.

Series Offering Table, page 5

2.   Please revise to reconcile the series name and underlying asset(s) in the series offering table on page 5. In this regard, we note that the descriptions of the underlying assets for

each of Series 2340 Hilgard and Series Buttonwood 19-3 appear to be incorrect. Please make similar revisions in the fifth paragraph on page 6 regarding the assets, liabilities, profits, and losses pertaining to the two series listed.

1742 Spruce Street LLC Financial Statements, page F-1

3.   As your offering of Series A interests is ongoing, please amend your filing to include the required financial statements for 1742 Spruce Street LLC including unaudited pro forma financial statements. Refer to Part F/S, paragraph (b)(7) of Regulation A. Please also generally revise throughout your post-qualification amendment to provide all required disclosures regarding 1742 Spruce Street LLC and the property located at 1742 Spruce Street.

Buttonwood 19-3 Financial Statements, page F-1

4.   We note on page 32 that Buttonwood had a history as a student rental property. Please tell us why financial statements for the Buttonwood property have not been provided and pro forma amounts presented for the series are all zero. Refer to Part F/S, paragraph (b)(7) of Regulation A.

YSMD, LLC Financial Statements, page F-1

5.   Please provide updated audited financial statements in an amended filing. Refer to paragraph (b)(3)(D) of Part F/S to Regulation A.

Unaudited Pro Forma Combined Financial Statements, page F-9

6.   Please note that the pro forma balance sheet for each series should be based on the latest balance sheet included in the filing and the pro forma income statement for each series should be based on the latest fiscal year and interim period included in the filing. Please tell us how you determined your current pro forma presentation for each series is appropriate in accordance with Article 11 of Regulation S-X and/or revise your presentation in an amended filing.

7.   We note your inclusion of separate pro forma financial statements for each series. Please also include combined pro forma financial statements for the registrant in an amended filing.

3. Consideration Transferred, page F-15

8.   We note you have disclosed, by January 1, 2022 agreement, an increase in the property management fee to 8% of the total monthly gross receipts from 5.5%. It appears that the historical financial statements for the six-month period ended June 30, 2022 reflect the increase. Please tell us why a pro forma adjustment has not been made for the pro forma income statement of 2340 Hilgard for the year ended December 31, 2021.

<u>2340 Hilgard Avenue LLC Financial Statements, page F-26</u>

9.   We note your header at the top of the balance sheet as of December 31, 2021 is captioned as "adjusted" but we were not able to locate disclosure related to that caption. Please clarify for us why the header is captioned as adjusted. We may have further comment after reviewing your response.

<u>Exhibits</u>

10.   Please file as exhibits the following documents related to the Series A offering:
   • Series Designation of YSMD - Series-A, a series of YSMD, LLC,
   • Form of subscription agreement of YSMD Series A, a Series of YSMD, LLC,
   • Purchase and Sale Agreement, between YSMC, LLC and YSMD Series A, a series of YSMD, LLC,
   • Property Management Agreement between Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC, and
   • Escrow Agreement dated October 19, 2020 by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC.
   Refer to Item 17 of Form 1-A.

<u>General</u>

11.   Please revise to reconcile your disclosure regarding the minimum subscription per investor. In this regard, we note that the series offering table states that the minimum subscription per investor is 100 units, 20 units, and 4 units for Series A, Series 2340 Hilgard, and Series Buttonwood 19-3, respectively. However, you state in the summary on page 12 that the minimum subscription per investor is 100 series interests.

12.   Please revise the signatures page to include each of your principal executive officer, principal financial officer, and principal accounting officer. If one individual serves in more than one capacity, please so indicate on the signatures page. Refer to Instruction 1 to Signatures of Form 1-A.

13.   We note that your website encourages referrals, and that "reward shares" that "will be delivered automatically" are provided by you to those who make successful referrals. Please tell us the terms of this program, and revise your disclosures as applicable to disclose the number of securities you have issued under this program, as well as the value of such securities, including how you calculated such value. Please also revise your offering circular to disclose such information. Please also tell us what types of consideration are used to make the payments made for tasks completed by Collab members, as described on your website under the section titled "How It Works for Community Pros," (e.g., cash, securities), and if securities are used, please provide the same type of information as requested above for this program. For reference, refer to the note to paragraph (a) of Rule 251.

14.   We note that your website includes disclosures such as expected annual return, monthly dividends, and annual dividend ratios for your properties. Please tell us the basis for these amounts. We also note that your website appears to include disclosures regarding historical performance information that encompasses other properties (e.g., historical yields) that are not held by you. Please also explain to us the basis for these amounts.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach, Esq.